EXHIBIT 99.8

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F of Exeter Resource Corporation of our audit report dated March 28, 2008 relating to the financial statements as at and for the year ended December 31, 2007 and the effectiveness of internal control over financial reporting as at December 31, 2007.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 31, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.